Mail Stop 3561
								July 26, 2005

Zhao Ming, CEO and President
Purezza Group Inc.
426 Xuefu Street
Taiyuan
Shanxi Province
China

Re:	Purezza Group Inc.
	Item 4.01 Form 8-K
      Filed July 22, 2005
	File No. 333-85306

Dear Mr. Ming:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      You state, "there were no disagreements with Durland..., except that the report of Durland for such period indicated conditions which raised substantial doubt about the company`s ability to continue as a going concern." We do not understand why such disclosure in the audit report would be an exception to the fact that there were no disagreements with the former auditors. Please revise your disclosure accordingly. Also, we reviewed the reports issued for the years ending December 31, 2004 and 2003 and did not note any disclosure of uncertainty regarding the company`s ability to continue as a going concern. Please revise your Form 8-K to disclose whether the former accountant`s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification. Refer to
Item 304 (a)(1)(ii) of Regulation S-B.

      You state that you have engaged Moore Stephens of New York, New
York. We did not see this firm listed on the PCAOB registry with a location in New York. Please revise to state the name that the accounting firm is registered under with the PCAOB.

      Please revise paragraph (b) to disclose whether written or oral advice was provided that was an important factor considered by the company in reaching a decision as to the accounting, auditing or financial reporting issue. Refer to Item 304 (a)(2)(8) of Regulation
S-B.

      To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your updated Item 304 disclosures, or the extent to which the accountant does not agree.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Babette Cooper at
(202)
551-3396.

							Sincerely,



							Babette Cooper
							Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE